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                                                                 Exhibit (12)(a)

                             CMS ENERGY CORPORATION
       Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
                              (Millions of Dollars)

                                                    Year Ended December 31
                                             ------------------------------------
                                              2005    2004   2003    2002    2001
                                             -----   -----  -----   -----   -----
                                                              (c)     (d)     (e)
Earnings as defined (a)
Pretax income from continuing operations     $(706)  $ 137  $  16   $(433)  $(428)
Exclude equity basis subsidiaries              (17)    (88)   (41)    (39)     68
Fixed charges as defined, adjusted to
   exclude capitalized interest of $38,
   $(25), $9, $16, and $35 million for the
   years ended December 31, 2005,
   2004, 2003, 2002, and 2001,
   respectively (f)                            505     649    605     518     577
                                             -----   -----  -----   -----   -----
Earnings as defined                          $(218)  $ 698  $ 580   $  46   $ 217
                                             =====   =====  =====   =====   =====

Fixed charges as defined (a)
Interest on long-term debt                   $ 506   $ 560  $ 531   $ 404   $ 420
Estimated interest portion of lease rental       6       4      7      10      11
Other interest charges                          21      49     61      34      83
Preferred dividends                             10      11     15      86      98
                                             -----   -----  -----   -----   -----
Fixed charges as defined                     $ 543   $ 624  $ 614   $ 534   $ 612
                                             =====   =====  =====   =====   =====
Ratio of earnings to combined fixed
   charges and preferred dividends              --    1.12     --      --      --
                                             =====   =====  =====   =====   =====

NOTES:

(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 2005, fixed charges exceeded earnings by $761 million. Earnings as defined include $1.184 billion of asset impairment charges.

(c) For the year ended December 31, 2003, fixed charges exceeded earnings by $34 million. Earnings as defined include $95 million of asset impairment charges.

(d) For the year ended December 31, 2002, fixed charges exceeded earnings by $488 million. Earnings as defined include $602 million of asset impairment charges.

(e) For the year ended December 31, 2001, fixed charges exceeded earnings by $395 million. Earnings as defined include $323 million of asset impairment charges.

(f) For 2004, fixed charges, adjusted as defined, include $25 million of interest cost that was capitalized prior to 2004 and subsequently expensed in 2004.